UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 29, 2005

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact Name of Registrant as Specified in its Charter)

Delaware	**001-32389**	**41-2111139**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of Principal Executive Offices)

(502) 426-4800
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On August 29, 2005, NTS Realty Holdings Limited Partnership (the "NTS Realty") issued a press release to announce that on August 26, 2005, it closed on its Agreement of Sale with Great Lakes Property Group Trust to purchase The Lakes Apartments in Indianapolis, Indiana. NTS Realty also announced that on August 24, 2005, it closed on a $20.0 million line of credit from PNC Bank, National Association. NTS Realty announced that it will use a portion of the proceeds from the line of credit to pay the purchase price for The Lakes Apartments and also will use the proceeds to assist in future acquisitions and other working capital needs. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 8.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

    (a)   Financial Statements of Businesses Acquired: N/A
    (b)   Pro Forma Financial Information: N/A
    (c)   Exhibits:

Exhibit No.	Description
99.1	Press release of NTS Realty Holdings Limited Partnership, dated August 29, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

/s/ Brian F. Lavin

By: Brian F. Lavin
Its: President and CEO

Date: August 29, 2005



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
Contact: Brian Lavin, President and CEO   **Date: August 29, 2005**

NTS Realty Holdings Limited Partnership Announces Closing on the Purchase of a Multifamily Property in Indianapolis, Indiana

Louisville, KY (August 29, 2005) (AMEX: NLP) – NTS Realty Holdings Limited Partnership (the "Company") announced today that on August 26, 2005, it closed on the Agreement of Sale (the "Agreement") with Great Lakes Property Group Trust ("Great Lakes") to purchase The Lakes Apartments on the north side of Indianapolis, Indiana. The Lakes Apartments is a multifamily property consisting of approximately 230 luxury apartment units that were built in 1992. It is located immediately adjacent to Willow Lake Apartments, which is currently owned by the Company.

Brian F. Lavin, the President and Chief Executive Officer of the Company's managing general partner, said "The Lakes Apartments offers us the rare opportunity to build the Company by acquiring another successful property that is located adjacent to one of our existing properties. We also are excited about adding to our holdings in Indianapolis."

A spokesperson for the Company also announced that on August 24, 2005, the Company closed on a $20.0 million line of credit from PNC Bank, National Association. The Company used a portion of the line of credit to pay part of the purchase price for The Lakes Apartments, but intends to re-pay that portion of the line of credit after it closes on a mortgage loan on The Lakes Apartments, which it is currently negotiating. The Company also expects to use the proceeds from the line of credit from time to time to acquire additional properties and for other working capital purposes.

About NTS Realty Holdings Limited Partnership
The Company currently owns thirty-three properties, comprised of ten multifamily properties, nineteen office buildings and business centers, three retail properties and one ground lease. The properties are located in and around Louisville and Lexington, Kentucky, Orlando and Fort Lauderdale, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the American Stock Exchange under the trading symbol "NLP."

Safe Harbor Under the Private Securities Litigation Reform Act of 1995
This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity,

return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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